HAYNSWORTH SINKLER BOYD, P.A.
                                ATTORNEYS AT LAW
                        1201 MAIN STREET, 22ND FLOOR (29201-3226)
                       POST OFFICE BOX 11889 (29211-1889)
                            COLUMBIA, SOUTH CAROLINA
                            TELEPHONE (803) 779-3080
                            FACSIMILE (803) 765-1243
                               WWW.HSBLAWFIRM.COM

                                                             George S. King, Jr.
                                               direct dial number (803) 540-7818
                                                      email gking@hsblawfirm.com

                                December 9, 2005



Mr. David Lyon
Division of Corporation Finance
U. S. Securities and Exchange
Commission 100 F. Street, N.E.
Washington, D. C. 20549

     Re:    Carolina National Corporation
            Registration Statement on Form SB-2
            File No. 333-128744

Dear Mr. Lyon:

          Accompanying this letter are requests for acceleration of the effectiveness of the above referenced Registration Statement by the registrant and underwriter. Effectiveness is requested for 4:00 p.m., Tuesday, December 13, 2005.

          I would appreciate your notifying me by telephone at (803) 540-7818, when the Registration Statement is declared effective.

                               Very truly yours,

                               s/George S. King, Jr.
                               ------------------------------------------
                               George S. King, Jr.

Enclosures
GSK/pd

                          CAROLINA NATIONAL CORPORATION
                                1350 Main Street
                         Columbia, South Carolina 29201


                                December 9, 2005

Filed Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re:      Carolina National Corporation (CIK No. 1157648)
                  Form SB-2 Registration Statement No. 333-128744


Ladies and Gentlemen:

         Pursuant to Rule 461 under the Securities Act of 1933, as amended, Carolina National Corporation respectfully requests that the effective date of its Registration Statement on Form SB-2 (No. 333-128744) be accelerated to 4:00 p.m., Eastern Standard Time, Tuesday, December 13, 2005, or as soon thereafter as practicable.

          Carolina National Corporation acknowledges that:

          o should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

          o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

          o the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                         Very truly yours,

                                         Carolina National Corporation


                                             s/ Roger B. Whaley
                                         By: -----------------------------------
                                             Roger B. Whaley
                                             President

cc: George S. King, Jr.
    (Haynsworth Sinkler Boyd, PA)

                           Scott & Stringfellow, Inc.
                         909 East Main Street, 7th Floor
                            Richmond, Virginia 23219


                                December 9, 2005



VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

     RE:   Carolina National Corporation
           Registration Statement on Form SB-2, as amended
           File No. 333-128744

Ladies and Gentlemen:

         Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "1933 Act"), Scott & Stringfellow, Inc. ("Scott & Stringfellow"), as sole underwriter of the offering described in the above-referenced Registration Statement, hereby joins Carolina National Corporation in requesting that the above-referenced Registration Statement be declared effective at 4:00 p.m., Eastern Time, on Tuesday, December 13, 2005, or as soon thereafter as practicable.

         Scott & Stringfellow hereby confirms that it is aware of its responsibilities under the 1933 Act as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement, as well as its compliance with Rule 460 under the 1933 Act in connection with the distribution of Preliminary Prospectuses and with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

                           Very truly yours,

                           SCOTT & STRINGFELLOW, INC.


                           By:   /s/ G. Jacob Savage, III
                                 -----------------------------------------------
                                 G. Jacob Savage, III, Managing Director